UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 2)

            SBA Communications Corporation

(Name of Issuer)

            Class A Common Stock, $.01 Par Value Per Share

(Title of Class of Securities)

            78388J106

(CUSIP Number)

Ronald R. Reese

100 Front Street, Suite 1430

W. Conshohocken, Pennsylvania 19428

(610) 828-9833

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

            February 26, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78388J106	SCHEDULE 13D	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON. Richard B. Worley

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 880,000 (1) 8. SHARED VOTING POWER 3,120,000 (1) 9. SOLE DISPOSITIVE POWER 880,000 (1) 10. SHARED DISPOSITIVE POWER 3,120,000 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000,000 (1)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8% (1) (2)

14.	TYPE OF REPORTING PERSON IN

(1)	For purposes of Section 13(d), Richard B. Worley may be deemed to beneficially own an aggregate of 4,000,000 shares of Class A Common Stock, consisting of (a) 880,000 shares of Class A Common Stock held by Mr. Worley directly, and (b) 3,120,000 shares of Class A Common Stock held by Permit Capital Telecom, L.P. where (i) Mr. Worley is the sole stockholder of Permit Capital GP, Inc., (ii) Permit Capital GP, Inc. is the general partner of Permit Capital GP, L.P., and (iii) Permit Capital GP, L.P. is the general partner of Permit Capital Telecom, L.P. Mr. Worley disclaims beneficial ownership of any shares of Class A Common Stock held by Permit Capital Telecom, L.P.

(2)	Based on 45,562,784 shares of Class A Common Stock reported as outstanding as of November 8, 2002 on the issuer’s Form 10-Q for the quarter ended September 30, 2002.

CUSIP No. 78388J106	SCHEDULE 13D	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON. Permit Capital Telecom, L.P. 11-3661291

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 3,120,000 (1) 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 3,120,000 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,120,000 (1)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9% (1) (2)

14.	TYPE OF REPORTING PERSON PN

(1)	For purposes of Section 13(d), both Permit Capital GP, Inc. and Permit Capital GP, L.P. may be deemed to beneficially own an aggregate of 3,120,000 shares of Class A Common Stock held by Permit Capital Telecom, L.P. where (i) Permit Capital GP, Inc. is the general partner of Permit Capital GP, L.P., and (ii) Permit Capital GP, L.P. is the general partner of Permit Capital Telecom, L.P. Each of Permit Capital GP, Inc. and Permit Capital GP, L.P. disclaim beneficial ownership of any shares of Class A Common stock held by Permit Capital Telecom, L.P.

(2)	Based on 45,562,784 shares of Class A Common Stock reported as outstanding as of November 8, 2002 on the issuer’s Form 10-Q for the quarter ended September 30, 2002.

CUSIP No. 78388J106	SCHEDULE 13D	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON. Permit Capital GP, L.P. 043713293

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 3,120,000 (1) 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 3,120,000 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,120,000 (1)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9% (1) (2)

14.	TYPE OF REPORTING PERSON PN

(1)	For purposes of Section 13(d), both Permit Capital GP, Inc. and Permit Capital GP, L.P. may be deemed to beneficially own an aggregate of 3,120,000 shares of Class A Common Stock held by Permit Capital Telecom, L.P. where (i) Permit Capital GP, Inc. is the general partner of Permit Capital GP, L.P., and (ii) Permit Capital GP, L.P. is the general partner of Permit Capital Telecom, L.P. Each of Permit Capital GP, Inc. and Permit Capital GP, L.P. disclaim beneficial ownership of any shares of Class A Common stock held by Permit Capital Telecom, L.P.

(2)	Based on 45,562,784 shares of Class A Common Stock reported as outstanding as of November 8, 2002 on the issuer’s Form 10-Q for the quarter ended September 30, 2002.

CUSIP No. 78388J106	SCHEDULE 13D	Page 5 of 8 Pages

1.	NAMES OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON. Permit Capital GP, Inc. 043713287

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania

UMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 3,120,000 (1) 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 3,120,000 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,120,000 (1)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9% (1) (2)

14.	TYPE OF REPORTING PERSON CO

(1)	For purposes of Section 13(d), both Permit Capital GP, Inc. and Permit Capital GP, L.P. may be deemed to beneficially own an aggregate of 3,120,000 shares of Class A Common Stock held by Permit Capital Telecom, L.P. where (i) Permit Capital GP, Inc. is the general partner of Permit Capital GP, L.P., and (ii) Permit Capital GP, L.P. is the general partner of Permit Capital Telecom, L.P. Each of Permit Capital GP, Inc. and Permit Capital GP, L.P. disclaim beneficial ownership of any shares of Class A Common stock held by Permit Capital Telecom, L.P.

(2)	Based on 45,562,784 shares of Class A Common Stock reported as outstanding as of November 8, 2002 on the issuer’s Form 10-Q for the quarter ended September 30, 2002.

CUSIP No. 78388J106	SCHEDULE 13D	Page 6 of 8 Pages

This Amendment No. 2 amends and supplements the statement on Schedule 13D filed on February 18, 2003, as amended by Amendment No. 1 to the Schedule 13D filed on February 21, 2003 (the “Original Schedule 13D”) by Richard B. Worley, Permit Capital Telecom, L.P., Permit Capital GP, L.P. and Permit Capital GP, Inc. This amendment is filed pursuant to the Joint Filing Agreement as executed by the reporting persons listed above (Exhibit 7(a) to the Original 13D is hereby incorporated by this reference.) Items 1, 2, 3, 5(c), 5(d), 5(e), 6 and 7 remain unchanged. Items 4, 5(a) and 5(b) are amended as follows:

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 is hereby amended and supplemented by replacing the text of Item 4 on the Original 13D with the following:

(a)	The Shares were purchased in a series of transactions from January 8, 2003 to February 26, 2003 for investment purposes. Although no specific plans are currently in place, Telecom and/or Mr. Worley may, in the future, determine to dispose of some portion or all of their respective Shares or acquire additional Shares.

ITEM 5(a).	AGGREGATE NUMBER AND PERCENTAGE OF COMMON STOCK

Item 5(a) is hereby amended and supplemented by replacing the text of Item 5(a) on the Original 13D with the following:

For purposes of Section 13(d), Richard B. Worley may be deemed to beneficially own an aggregate of 4,000,000 Shares, consisting of (a) 880,000 Shares held by Mr. Worley directly, and (b) 3,120,000 Shares held by Telecom where (i) Mr. Worley is the sole stockholder of PCGP, (ii) PCGP is the general partner of PCGPLP, and (iii) PCGPLP is the general partner of Telecom. The aggregate of 4,000,000 Shares represents 8.8% of the 45,562,784 Shares reported as outstanding as of November 8, 2002 on the issuer’s Form 10-Q for the quarter ended September 30, 2002. Mr. Worley disclaims beneficial ownership of any Shares held by Telecom.

Telecom holds 3,120,000 Shares directly which represents 6.9% of the 45,562,784 Shares reported as outstanding as of November 8, 2002 on the issuer’s Form 10-Q for the quarter ended September 30, 2002.

For purposes of Section 13(d), both PCGP and PCGPLP may be deemed to beneficially own an aggregate of 3,120,000 Shares held by Telecom where (i) PCGP is the general partner of PCGPLP, and (ii) PCGPLP is the general partner of Telecom. The aggregate of 3,120,000 Shares represents 6.9% of the 45,562,784 Shares reported as outstanding as of November 8, 2002 on the issuer’s Form 10-Q for the quarter ended September 30, 2002. Each of PCGP and PCGPLP disclaim beneficial ownership of any Shares held by Telecom.

CUSIP No. 78388J106	SCHEDULE 13D	Page 7 of 8 Pages

ITEM 5(b).	NUMBER OF SHARES AS TO WHICH PERSON HAS VOTING AND DISPOSITIVE POWER

Item 5(b) is hereby amended and supplemented by replacing the text of Item 5(b) on the Original 13D with the following:

As described in Item 5(a) above, Mr. Worley may be deemed to beneficially own an aggregate of 4,000,000 Shares for purposes of Section 13(d). By virtue of his direct ownership, Mr. Worley has sole voting and dispositive power over 880,000 of the Shares. By virtue of his relationship with the other reporting persons, Mr. Worley may be deemed to have shared voting and dispositive power over the 3,120,000 Shares held by Telecom.

As described in Item 5(a) above, Telecom holds 3,120,000 Shares directly. Also as described above, for purposes of Section 13(d), both PCGP and PCGPLP may be deemed to beneficially own the 3,120,000 Shares held by Telecom. By virtue of the relationship of Telecom, PCGP and PCGPLP, each may be deemed to have shared voting and dispositive power over the 3,120,000 Shares held by Telecom.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: February 27, 2003

*
Richard B. Worley

Permit Capital Telecom, L.P.

By:	Permit Capital GP, L.P., its General Partner

By:	Permit Capital GP, Inc., its General Partner

By:	*/s/ RONALD REESE
Ronald Reese Vice President

Permit Capital GP, L.P.

By:	Permit Capital GP, Inc., its General Partner

By:	*
Ronald Reese Vice President

Permit Capital GP, Inc.

By:	*
Ronald Reese Vice President

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

*	This Amendment No. 2 signed and filed on behalf of the reporting persons by Permit Capital Telecom, L.P. pursuant to the Joint Filing Agreement a copy of which was filed previously as Exhibit 7(a) to the reporting persons’ 13D filed on February 18, 2003.